FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of July 2003


                        CORDIANT COMMUNICATIONS GROUP PLC
              -----------------------------------------------------
                 (Translation of registrant's name into English)

                                1-5 Midford Place
                                 London W1T 5BH
                                     England
                     --------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F X      Form 40-F
                                    ---              ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X
                                    ---     ---

If "Yes" is marked, indicate below the File Number assigned to the registrant in connection with Rule 12g3-2(b):
                               -----------------------.

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FORWARD LOOKING AND CAUTIONARY STATEMENTS
-----------------------------------------
    This report contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions identify forward looking statements. The Registrant has based these forward looking statements largely on its current expectations and projections about future events and financial trends affecting its business. These forward looking statements include statements relating to trends in the advertising and marketing services industry, particularly with respect to anticipated advertising expenditures in the world's advertising markets. Actual advertising expenditures may differ materially from the estimates contained therein depending on, among other things, regional, national and international political and economic conditions, technological changes, the availability of media and regulatory regimes in the world's advertising markets. Additionally, this report contains a number of "forward looking statements" relating to the Registrant's performance. The Registrant's actual results could differ materially from those anticipated, depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, the Registrant's exposure to changes in the exchange rates of major currencies against the pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom), the general level of advertising expenditures in the Registrant's markets referred to above and the overall level of economic activity in the Registrant's major markets as discussed above. The Registrant's ability to reduce its fixed cost base in the short term is limited and therefore its trading performance can be significantly affected by variations in the level of its revenues.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               CORDIANT COMMUNICATIONS GROUP PLC
                               (Registrant)


                               By:  /s/  David Hearn
                                  ---------------------------------------------
                                  Title:  Director and Chief Executive Officer

Date: July 23, 2003



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                                                                       Exhibit 1



                       CORDIANT COMMUNICATIONS GROUP PLC

                                  ("Cordiant")

                         RESULTS OF SHAREHOLDER MEETINGS

Cordiant announces the results of the four shareholder meetings held on 23 July 2003.

At the extraordinary general meeting earlier today relating to the proposed disposal of FD International, the transaction was approved. Completion is expected to take place tomorrow following the receipt today of the German Federal Cartel Office's approval.

The Board is pleased to announce that at the Court meeting and extraordinary general meeting relating to the proposed acquisition of Cordiant by WPP Group plc ("WPP") by means of a scheme of arrangement ("the Scheme"), shareholders overwhelmingly approved the Scheme and the Special Resolution in connection with it.

At the requisitioned extraordinary general meeting to consider the resolutions proposed by Active Value, resolutions 1, 2 and 3 relating to removal of certain Directors were passed by shareholders. As a result David Hearn and Andy Boland have left the Board, but continue in their roles as Group Chief Executive and Group Finance Director. Nigel Stapleton has also left the Board, and has been replaced as Chairman on an interim basis by Rolf Stomberg. The continuing Board would like to thank all three directors for the significant contribution each has made to the Group.

Although a significant majority of the votes cast by shareholders other than Active Value were in favour of retaining the three Directors, Active Value's votes for removal were sufficient to pass the resolutions.

Resolutions 4,5 and 6 were removed from the agenda following the withdrawal of those individuals that Active Value had proposed would be the replacement senior management team. Given the timeline through to completion of the Scheme, Cordiant will not be seeking to appoint new Executive Directors as both David Hearn and Andy Boland will continue to retain the same duties and responsibilities as before, save for their Executive Directorships.

The remaining requisitioned resolutions numbered 7 and 8 were also passed. However, these resolutions were framed to deal with a situation which has been superseded by events, and are inconsistent with the overwhelming approval by Cordiant shareholders (including Active Value) of the Scheme. Therefore they are of no practical effect.

The Court Hearing of Cordiant's petition to sanction the Scheme will take place on 31 July 2003. Subject to the Scheme receiving the sanction of the Court at that time, the effective date of the Scheme is expected to be 1 August 2003. Dealings in the new WPP shares to be issued as consideration to Cordiant shareholders are expected to commence on 1 August 2003.

23 July 2003